                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF      DECEMBER     , 20 05
                 --------------------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                      (REGISTRANT)


DATE     DECEMBER 29, 2005              BY /s/ ROCHIMAN SUKARNO
     -------------------------             -------------------------------------
                                                      (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION


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[COMPANY LOGO]


                                 PRESS RELEASE
                           --------------------------
                           No.TEL 494 /PR110/UHI/2005

          EXPLANATION REGARDING THE ALLEGATION OF CORRUPTION IN TELKOM

BANDUNG, DECEMBER 29 , 2005 -- With reference to the news articles published in several Indonesian newspapers regarding the allegation of corruption in PT Telekomunikasi Indonesia, Tbk ("TELKOM"), we hereby announced that certain employees has received a formal notice of investigation from the West Java District Police Department (the "District Police") with regard to a possible corruption charge pertaining to the sale of telecommunication service interconnection in relation to Voice over Internet Protocol ("VoIP), at TELKOM.

TELKOM intend to fully support the District Police with the investigation and we are determined to consistently implement good corporate governance to all TELKOM employees and officers.

Since the case is still being investigated by the District Police, therefore the Company is not able to provide the public with the information regarding the alleged action nor the potential loss, if any, as result of this alleged corruption.






[-s- AKEK JULIANWAR]
ADEK JULIANWAR
--------------
Corporate Secretary


For further information, please contact:


INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TEL: 62-21-5215109
FAX: 61-21-5220500
EMAIL: INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM-INDONESIA.COM
         ------------------------







[LETTERHEAD FOOTNOTE]